UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Calyxt, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

13173L107

(CUSIP Number)

Marie-Bleuenn Terrier

General Counsel

Cellectis S.A.

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cellectis S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION France

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,713,175
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 22,713,175
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,713,175 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 70.4% (1)
14	TYPE OF REPORTING PERSON CO

(1)	Based upon 32,265,013 shares of common stock, par value $0.0001 per share (“Common Stock”), of Calyxt, Inc. (the “Company”) outstanding as of June 14, 2018, which includes 186,727 shares of Common Stock issued in connection with the vesting of restricted stock units on June 14, 2018, of which 63,175 were purchased pursuant to Share Purchase Agreements dated June 13, 2018 (“SPAs”) by Cellectis S.A. (the “Reporting Person”) at a price of $19.49 per share (the closing price reported on the NASDAQ Global Market on June 14, 2018).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2018 (the “Schedule 13D”) by the Reporting Person. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

The 63,175 shares of Common Stock of the Company acquired by the Reporting Person in connection with the vesting of RSUs on June 14, 2018 (at a purchase price of $19.49 per share (the closing price reported on the NASDAQ Global Market on June 14, 2018)) has been acquired using available cash of the Reporting Person. No funds or other consideration were borrowed or obtained for the purpose of acquiring Common Stock of the Company.

Item 4.	Purpose of the Transaction

On June 14, 2018, 186,727 outstanding RSUs of the Company issued under the Company’s Omnibus Plan vested. In connection with the Vesting Event, the Reporting Person entered into SPAs with the RSU Sellers, pursuant to which the Reporting Person purchased 63,175 shares of Common Stock from RSU Sellers in private transactions exempt from the registration requirements of the Securities Act of 1933, as amended. The settlement with respect to the shares of Common Stock purchased pursuant to SPAs occurred on June 15, 2018.

Except as otherwise described in Item 4 of the Schedule 13D, as amended by this Amendment No. 1, the Reporting Person does not have any present plans or proposals which relate to or which would result in the types of events described in clauses (a) through (j) under Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) – (c) The Reporting Person beneficially owns 22,713,175 shares of Common Stock, representing 70.4% of the outstanding Common Stock of the Company.

The percentage of beneficial ownership of the Reporting Person is based upon 32,265,013 shares of Common Stock of the Company outstanding as of June 14, 2018, which includes 186,727 shares of Common Stock issued in connection with the vesting of RSUs on June 14, 2018, of which 63,175 were purchased pursuant to SPAs by the Reporting Person at a purchase price of $19.49 (the closing price reported on the NASDAQ Global Market on June 14, 2018). The Reporting Person possesses sole power to vote and sole power to dispose of all the shares of Common Stock beneficially owned by the Reporting Person.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in the Schedule 13D, as amended by this Amendment No. 1, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the Reporting Person or, to the knowledge of the Reporting Person, any other person listed in Schedule A to the Schedule 13D, with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

The following document is filed as an exhibit hereto:

Exhibit No.	Description

1	Form of Share Purchase Agreement dated June 13, 2018 among Cellectis S.A., the Company and certain holders of Restricted Stock Units of the Company vesting on June 14, 2018.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 15, 2018

CELLECTIS S.A.

By:	/s/ André Choulika
Name:	André Choulika
Title:	Chief Executive Officer